SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No.      )*

CENTRAL EUROPEAN MEDIA ENTERPRISES LTD.

(Name of Issuer)

Class A Common Stock, par value $0.08 per share

(Title of Class of Securities)

G20045202

(CUSIP Number)

Paul T. Cappuccio, Esq.
Executive Vice President and General Counsel
Time Warner Inc.
One Time Warner Center
New York, New York 10019
(212) 484-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2009

(Date of Event which Requires
Filing of this Schedule)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	G20045202	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Time Warner Inc. 13-4099534

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,448,339 (See Item 5)*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,448,339 (See Item 5)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	Consists of shares subject to a voting agreement, beneficial ownership of which is disclaimed. See Item 5.

SCHEDULE 13D

CUSIP No.	G20045202	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TW Media Holdings LLC 61-1593422

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF (See Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,448,339 (See Item 5)*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,448,339 (See Item 5)*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2% (See Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (See Item 2)

*	Consists of shares subject to a voting agreement, beneficial ownership of which is disclaimed. See Item 5.

Item 1. Security and Issuer
     This statement on Schedule 13D relates to the Class A Common Stock, par value $0.08 per share (the “Class A Common Stock”) of Central European Media Enterprises Ltd., a Bermuda company (the “Issuer”), with principal executive offices at Aldwych House, 81 Aldwych, London WC2B 4HN, United Kingdom.
Item 2. Identity and Background
     This statement is filed on behalf of Time Warner Inc., a Delaware corporation (“Time Warner”) and TW Media Holdings LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Time Warner (“TW Media” and, together with Time Warner, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and is incorporated herein by reference. Time Warner owns directly all of the equity interests of TW Media. The address of the principal business office of each of the Reporting Persons is One Time Warner Center, New York, New York 10019.
     The principal business of Time Warner is providing media and entertainment services, including interactive services, filmed entertainment, television networks and publishing. The names, business addresses, citizenships and present principal occupations or employment of each executive officer and director of Time Warner are set forth on Annex A hereto. The principal business of TW Media is to serve as a holding company for various investments of Time Warner in Eastern and Central Europe. TW Media does not have any directors and the names, business addresses, citizenships and present principal occupations or employment of each executive officer of TW Media are set forth on Annex B hereto.
     On March 21, 2005, pursuant to an approved settlement with the Securities and Exchange Commission (the “SEC”) in connection with its investigation of Time Warner’s accounting and disclosure practices, Time Warner agreed, without admitting or denying any wrongdoing, to be enjoined from future violations of certain provisions of the securities laws and to comply with a prior SEC cease-and-desist order issued to its subsidiary, America Online, Inc. (now known as AOL LLC), in May 2000. In connection with the SEC’s investigation, in March 2005, Pascal Desroches (Time Warner’s Controller) also reached a settlement approved by the SEC pursuant to which he agreed, without admitting or denying the SEC’s allegations, to the entry of an administrative order that he cease and desist from any future violations of certain reporting provisions of the securities laws; however, he is not subject to any suspension, bar or penalty.
Item 3. Source and Amount of Funds or Other Consideration
     On March 22, 2009 (the “Effective Date”), TW Media entered into a Subscription Agreement (the “Subscription Agreement”), dated as of the Effective Date, with the Issuer, pursuant to which TW Media agreed to purchase for cash (a) 14,500,000 shares of Class A Common Stock (the “Class A Subscription Shares”) at a purchase price of $12.00 per share and (b) 4,500,000 shares of Class B Common Stock, par value $0.08 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “CME Common Stock”), (such shares of Class B Common Stock, the “Class B Subscription Shares” and, together with the Class A Subscription Shares, the “Subscription Shares”), at a purchase price of $15.00 per share, for an aggregate purchase price of the Subscription Shares of $241,500,000. The issuance of the

Subscription Shares is subject to, among other things, the approval by a majority of the votes of the holders of the Class A Common Stock and the Class B Common Stock, voting together as a single class, and certain other conditions set forth in the Subscription Agreement, including certain regulatory approvals.
     On the Effective Date, the Issuer and Time Warner issued a joint press release (the “Press Release”) announcing the entry into the Subscription Agreement.
     The foregoing descriptions of the Subscription Agreement and the Press Release do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement and the Press Release, which are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated by reference into this Item 3.
     The transaction is subject to closing conditions set forth in the Subscription Agreement. The investment will be made by TW Media or another wholly-owned direct or indirect subsidiary of Time Warner. It is expected that the funds to be used to purchase the Subscription Shares will be contributed from the working capital of Time Warner.
Item 4. Purpose of Transaction
     The purpose of the transactions described in Item 3 was to acquire an equity interest in the Issuer. In connection with the acquisition of the Subscription Shares, one nominee of TW Media will be appointed to the Issuer’s board of directors on the Closing Date (as hereinafter defined) and one nominee of TW Media will be granted the right to attend meetings of the Issuer’s board of directors and to participate in such meetings as a non-voting observer. Additionally, as described in Item 6 and following the Closing Date, certain shareholders of the Issuer will agree to use their best efforts to elect up to two designees of TW Media to the Issuer’s board of directors, subject to certain limitations.
     The Reporting Persons entered into the transaction described in Item 3 for investment purposes. The Reporting Persons intend to review on a continuing basis the investment in the Issuer. Based on such review and depending on the price and availability of the Issuer’s securities, the Reporting Persons and their affiliates may, subject to certain limitations as described in this Schedule 13D, acquire, or cause to be acquired, additional securities of the Issuer, in the open market or otherwise, dispose of, or cause to be disposed of, securities of the Issuer, in the open market or otherwise, at any time, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, the Issuer’s affiliates, the Issuer’s business, financial condition and operating results, general market and industry conditions, or other factors. Subject to the terms of the other transaction agreements as disclosed herein, including related transfer restrictions, rights of first offer, tag-along rights, the standstill agreement and preemptive rights, the Reporting Persons and their affiliates do not have any present plans or proposals with respect to the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter or bye-laws or other actions that might impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”); or (j) any action similar to any of those enumerated above. In addition, from time to time, the Reporting Persons and their affiliates may hold discussions with the Issuer regarding the matters described in subparagraphs (a) through (j) above. Except as described above or otherwise disclosed in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person listed in Annexes A and B hereto has any plans or proposals with respect to the matters enumerated in subparagraphs (a) through (j) above (although the Reporting Persons reserve the right to develop such plans).
Item 5. Interest in Securities of the Issuer
     (a) As of the Effective Date and by virtue of the TW-Lauder Letter Agreement (as hereinafter defined), the Reporting Persons may be deemed to beneficially own (i) 6,312,839 shares of Class B Common Stock, (ii) 75,500 shares of Class B Common Stock underlying currently exercisable stock options and (iii) 60,000 shares of Class A Common Stock (collectively, the “Lauder Shares”) beneficially owned by Ronald S. Lauder (“Mr. Lauder”) as disclosed by Mr. Lauder in the Schedule 13D/A filed with the SEC by him on March 26, 2009, representing approximately 15.2% of the outstanding shares of CME Common Stock, based on calculations made in accordance with rule 13d-3(d) of the Act, as amended. The percentage of beneficial ownership has been determined based on the 42,337,112 shares of CME Common Stock outstanding as of February 20, 2009, as reported in the Issuer’s Form 10-K for the fiscal year ended December 31, 2008.
     Shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder thereof without any additional consideration. Assuming conversion of all of the shares of Class B Common Stock that may be deemed to be beneficially owned by the Reporting Persons, the Reporting Persons may be deemed to beneficially own 6,448,339 shares of Class A Common Stock, which would represent 15.2% of the number of shares of CME Common Stock outstanding as of February 20, 2009.
     Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding Class B Shares, the Lauder Shares constitute 64.0% of the aggregate voting power of the Issuer as of February 20, 2009.
     Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any other person named in Annexes A and B owns any shares of CME Common Stock other than as set forth herein.
     (b) As of the Effective Date, the Reporting Persons may be deemed to have shared voting power with respect to the Lauder Shares. Pursuant to the terms of the TW-Lauder Letter Agreement, Mr. Lauder has agreed (i) to vote, and to cause his affiliates to vote, all shares of Class A Common Stock and Class B Common Stock beneficially owned by them in favor of the issuance to TW Media by the Issuer of the Subscription Shares and for approval of the terms of the Subscription Agreement, the agreements attached as exhibits thereto and the other transactions contemplated thereby and (ii) to vote, and to cause his affiliates to vote, such shares of Class A Common Stock and Class B Common Stock against any other action or agreement that is intended to, or would reasonably be expected to, prevent, impede, interfere with, delay or postpone the issuance to TW Media by the Issuer of the Subscription Shares, except as may be required by law, order, rule or regulation, including the rules and regulations of any stock exchange. Each of the Reporting Persons disclaims beneficial ownership of the Lauder Shares.
     The description of the TW-Lauder Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the TW-Lauder Letter Agreement, which is attached hereto as Exhibit 99.3, and is incorporated by reference into this Item 5.
     (c) Except as described above in Item 3, no transactions in the securities of the Issuer were effected by the Reporting Persons or, to their knowledge, any other person named in Annexes A and B during the past 60 days.
     (d) Except for the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Persons.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     TW-Lauder Letter Agreement.
     In connection with the execution and delivery of the Subscription Agreement, TW Media entered into a letter agreement, dated the Effective Date, with Mr. Lauder (the “TW-Lauder Letter Agreement”). Pursuant to the terms of the TW-Lauder Letter Agreement, Mr. Lauder has agreed (i) to vote, and to cause his affiliates to vote, all shares of Class A Common Stock and Class B Common Stock beneficially owned by them in favor of the issuance to TW Media by the Issuer of the Subscription Shares and for approval of the terms of the Subscription Agreement, the agreements attached as exhibits thereto and the other transactions contemplated thereby and (ii) to vote, and to cause his affiliates to vote, such shares of Class A Common Stock and Class B Common Stock against any other action or agreement that is intended to, or would reasonably be expected to, prevent, impede, interfere with, delay or postpone the issuance to TW Media by the Issuer of the Subscription Shares, except as may be required by law, order, rule or regulation, including the rules and regulations of any stock exchange.
     Additional Agreements.
     The Subscription Agreement contemplates additional agreements to be entered into at or prior to the closing of the issuance of the Subscription Shares (the “Closing Date”): an Irrevocable Voting Deed and Corporate Representative Appointment among TW Media, RSL Savannah LLC (“RSL Savannah”), Ronald S. Lauder and the Company (the “Voting Deed”); an investor rights agreement among TW Media, RSL Savannah, Ronald S. Lauder, RSL Investments LLC, RSL Investments Corporation and the Company (the “Investor Rights Agreement”); and a registration rights agreement between the Company and TW Media (the “Registration Rights Agreement”); each as discussed below.
     Voting Deed.
     Pursuant to the terms of the Voting Deed, and subject to the conditions contained therein, TW Media will irrevocably grant RSL Savannah (a company wholly owned by Mr. Lauder) the right to vote any shares of CME Common Stock owned by TW Media and its permitted transferees (collectively, the “TW Investors”) during the term of the Voting Deed, with the power to appoint a corporate representative or proxies of the TW Investors in all matters (subject to certain exceptions described below) with respect to the voting of the equity securities of the Issuer held by the TW Investors.
     Notwithstanding the foregoing, the proxy to be granted pursuant to the Voting Deed will not apply with respect to the voting of 50% of the Class A Subscription Shares, 50% of the Class B Subscription Shares and shares of CME Common Stock acquired by the TW Investors from third parties (other than the RSL Investors) then held by the TW Investors on any action, vote or consent in respect of (a) any merger, consolidation, amalgamation, tender offer, recapitalization, reorganization, scheme of arrangement or any other transaction resulting in the shareholders of the Issuer immediately before such transaction owning, directly or indirectly, less than a majority of the aggregate voting power of the resultant entity or (b) any sale of all or substantially all of the assets of the Issuer, in each case in one transaction or in a series of related transactions.
     Except as provided in the next sentence, the Voting Deed provides that it will expire on the later of the four-year anniversary of the Closing Date and the date on which there are no shares of Class B Common Stock outstanding. However, the Voting Deed will not terminate prior to (a) the latest maturity date (or early repayment date) of certain indebtedness of the Issuer outstanding as of the Effective Date or, if earlier, (b) the date on which the ownership of the Subscription Shares by the TW Investors would not result in certain specified defaults under such indebtedness of the Issuer. The Class B Common Stock automatically converts into Class A Common Stock when the number of issued and outstanding shares of Class B Common Stock constitutes less than 10% of the total issued and outstanding capital stock of the Issuer. Upon termination of the Voting Deed, 50% of the Class B Subscription Shares and any other shares of Class B Common Stock acquired by the TW Investors pursuant to the Investor Rights Agreement shall automatically convert to shares of Class A Common Stock.
     Investor Rights Agreement.
     Pursuant to the Investor Rights Agreement, so long as the TW Investors or their affiliates beneficially own at least a majority of the Subscription Shares, the RSL Investors will agree to use their best efforts to elect two designees of the TW Investors to the Issuer’s board of directors. So long as the TW Investors or their affiliates hold up to and including 50% but not less than 25% of the Subscription Shares, the RSL Investors will agree to use their best efforts to elect one designee of the TW Investors to the Issuer’s board of directors.
     Pursuant to the terms of the Investor Rights Agreement, so long as the TW Investors hold at least 25% of the Subscription Shares, the RSL Investors will not vote any equity securities of the Issuer beneficially owned by them in favor of (a) an increase (via stock split, recapitalization, reclassification or otherwise) in the number of shares of Class B Common Stock authorized by the Issuer’s bye-laws as in existence on the Effective Date, (b) the issuance by the Issuer of any shares of Class B Common Stock, (c) the issuance by the issuer of any preferred stock (or any other securities) with general or specific voting rights superior to those of the Class A Common Stock, (d) the authorization or issuance by the Issuer or any of its subsidiaries of any securities exercisable for or convertible or exchangeable into (x) Class B Common Stock or (y) any other securities of the Issuer with voting power superior to those of the Class A Common Stock or (e) a modification of the terms of the Class B Common Stock as such terms existed on the Effective Date. Pursuant to the terms of the TW-Lauder Letter Agreement, following the Effective Date and until the earlier of (1) the Closing Date or (2) the termination of the Subscription Agreement,

Mr. Lauder has agreed not to, without the prior written consent of TW Media, take any action with respect to the voting of equity securities of the Issuer beneficially owned by him as discussed in this paragraph.
     Under the terms of the Investor Rights Agreement, prior to the earlier of (x) the four-year anniversary of the Closing Date, (y) the date on which the RSL Investors and their affiliates have transferred more than 10% of the equity securities of the Issuer beneficially owned by them in the aggregate in any given 365-day period and (z) the date on which the RSL Investors and their affiliates in the aggregate have transferred more than 30% of the equity securities of the Issuer beneficially owned by them in the aggregate, no TW Investor shall transfer any equity securities (other than securities acquired from unaffiliated third parties other than the RSL Investors) at any time other than transfers made to certain permitted transferees, with the consent of TW Media, RSL Savannah and the Issuer, in connection with a change of control transaction of the Issuer (a “Change of Control Transaction”) or pursuant to the rights of first offer or tag-along rights discussed below.
     Pursuant to the Investor Rights Agreement, transfers of shares of Class B Common Stock made by the TW Investors and the RSL Investors (and their respective affiliates) to a third party will result in the conversion of such shares of Class B Common Stock to shares of Class A Common Stock. The Investor Rights Agreement will also subject transfers of equity securities of the Issuer by either the RSL Investors or the TW Investors (or their respective affiliates) to unaffiliated third parties to a right of first offer of the TW Investors or the RSL Investors, respectively. The Investor Rights Agreement will also subject transfers of equity securities of the Issuer by either the RSL Investors or the TW Investors (or their respective affiliates) to unaffiliated third parties to a tag-along right of the TW Investors or the RSL Investors, respectively. Certain permitted transfers, transfers made in connection with a Change of Control Transaction and certain de minimis transfers to unaffiliated third parties will not be subject to either the rights of first offer or the tag-along rights described in this paragraph.
     Pursuant to the terms of the Investor Rights Agreement, for so long as either the TW Investors beneficially own at least 25% of the Subscription Shares or the RSL Investors beneficially own at least 25% of the equity securities of the Issuer held by them at the Closing Date, the Issuer will not, without the consent of the TW Investors or the RSL Investors, respectively, and subject to certain exceptions, (i) propose or authorize an increase (via stock split, recapitalization, reclassification or otherwise) in the number of shares of Class B Common Stock authorized by the Issuer’s governing documents as in existence on the Effective Date, (ii) issue any shares of Class B Common Stock, (iii) issue any preferred stock (or any other securities) with general or specific voting rights superior to those of the Class A Common Stock or (iv) issue, or authorize the issuance of, by the Issuer or any of its subsidiaries, any securities exercisable for or convertible or exchangeable into (A) Class B Common Stock or (B) any preferred stock of the Issuer (or any other securities of the Issuer) with general or specific voting power superior to that of the Class A Common Stock. The Issuer may issue options to purchase Class B Common Stock to the RSL Investors (including Mr. Lauder) in connection with Mr. Lauder’s compensation for serving on the Issuer’s board of directors.
     Effective as of the Closing Date, TW Media will covenant not to engage, prior to the three year anniversary of the Closing Date, in any discussions regarding a Change of Control Transaction without the consent of RSL Savannah. Thereafter, until the four-year anniversary of the Closing Date, the TW Investors will consult with RSL Savannah and the Issuer, on a current basis and in good faith, regarding any discussions the TW Investors enter into in respect of a

Change of Control Transaction and to provide RSL Savannah and the Issuer with thirty days’ notice of the initiation by a TW Investor (or any affiliate thereof) of a sales process or negotiations in respect of a Change of Control Transaction. RSL Savannah and the Issuer will undertake to consult with TW Media, on a current basis and in good faith, in respect of any discussions or arrangements in connection with a Change of Control Transaction and to provide TW Media with thirty days’ notice of the initiation by an RSL Investor (or any affiliate thereof) or the Issuer of a sales process or negotiations in respect of a Change of Control Transaction.
     In the event that the Issuer’s board of directors determines, following the Closing Date, to approve or recommend to the shareholders of the Issuer an offer in respect of a Change of Control Transaction (a “Takeover Proposal”) and the TW Investors own at least 25% of the Subscription Shares at such time, the TW Investors will have the right for a period of ten days from notice of such offer or proposal to make an alternative offer or proposal for a Change of Control Transaction. If the alternative offer or proposal from the TW Investors is more favorable to the Issuer’s shareholders from a financial point of view than the Takeover Proposal, the Issuer’s board of directors will approve such alternate offer, recommend to the shareholders such alternate proposal and the RSL Investors will accept such alternate proposal; provided, that the Issuer’s board of directors will not be obligated to recommend such alternate proposal from the TW Investors if it has received a subsequent Takeover Proposal that is more favorable to the Issuer’s shareholders from a financial point of view than the alternate proposal. If the TW Investors do not make an offer or proposal that is more favorable to the Issuer’s shareholders from a financial point of view than the Takeover Proposal, the TW Investors will accept such Takeover Proposal within the time period required for such Takeover Proposal.
     Pursuant to the Investor Rights Agreement, the TW Investors will agree that prior to the termination of the Voting Deed, no TW Investor shall on its own or as part of a “group” (within the meaning of Section 13(d)(3) of the Act) acquire equity securities of the Issuer representing an aggregate voting power that exceeds 49.9% from time to time without the prior written consent of the Issuer’s board of directors. This standstill provision will not prevent the TW Investors from acquiring equity securities of the Issuer in a Change of Control Transaction approved by the Issuer’s board of directors by which the TW Investors acquire a controlling interest of the Issuer.
     The Issuer will also grant the TW Investors certain preemptive rights with respect to future issuance of the Issuer’s equity securities (subject to certain customary exclusions) in order to allow the TW Investors to maintain their pro rata ownership of the Issuer following the Closing Date.
     Registration Rights Agreement.
     Pursuant to the Registration Rights Agreement, the TW Investors will be entitled to demand in any twelve-month period up to two registrations and piggyback registration rights in respect of (a) the Class A Subscription Shares, (b) any shares of Class A Common Stock acquired by TW Media or its affiliates pursuant to the right of first offer in accordance with the Investor Rights Agreement, (c) any shares of Class A Common Stock issued upon conversion of the Class B Subscription Shares, (d) any shares of Class A Common Stock acquired by TW Media or one of its affiliates after the Closing Date, so long as in the written opinion of counsel reasonably satisfactory to the Issuer such shares when taken together with all other Registrable Securities (as hereinafter defined) beneficially owned by TW Media and its affiliates may not be transferred in any three-month period without limitation pursuant to Rule 144 under the

Securities Act of 1933, as amended (without regard to permitted dispositions by non-affiliates of the Issuer), and securities described in clauses (a), (b), (c) and (d) above are then outstanding and (e) any securities issued or issuable with respect to any shares of Class A Common Stock referred to above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided that such shares of Class A Common Stock are held by the TW Investors or other permitted transferees (collectively, the “Registrable Securities”), subject to customary restrictions and limitations. The Issuer will also be obligated, upon the request of TW Media and its permitted transferees, to use its commercially reasonable efforts to file and cause to be effective a shelf registration statement with respect to the Registrable Securities. The Issuer will be obligated to indemnify the sellers of Registrable Securities, and each seller of Registrable Securities will be obligated to indemnify the Issuer, against specified liabilities in connection with misstatements or omissions in any registration statement.
     The descriptions of the Subscription Agreement, the TW-Lauder Letter Agreement, the Voting Deed, the Investor Rights Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement, the TW-Lauder Letter Agreement, the Voting Deed, the Investor Rights Agreement and the Registration Rights Agreement, which are attached hereto as Exhibits 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and are incorporated by reference into this Item 6.
     Except for the Subscription Agreement, the TW-Lauder Letter Agreement, the Voting Deed, the Investor Rights Agreement and the Registration Rights Agreement and to the best knowledge of the Reporting Persons except as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Annexes A and B or between such persons and any other person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits

Exhibit	Description
99.1	Joint Filing Agreement, by and between Time Warner Inc. and TW Media Holdings LLC, dated April 1, 2009
99.2	Subscription Agreement, by and between Central European Media Enterprises Ltd. and TW Media Holdings LLC, dated March 22, 2009
99.3	Press Release, dated March 22, 2009
99.4	TW-Lauder Letter Agreement, dated March 22, 2009
99.5	Form of Irrevocable Voting Deed and Corporate Representative Appointment, by and among RSL Savannah LLC, TW Media Holdings LLC and Central European Media Enterprises Ltd.
99.6	Form of Investor Rights Agreement, by and among Central European Media Enterprises Ltd., Ronald S. Lauder, RSL Savannah LLC, RSL Investment LLC, RSL Investments Corporation and TW Media Holdings LLC
99.7	Form of Registration Rights Agreement, by and between Central European Media Enterprises Ltd. and TW Media Holdings LLC

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.
Dated: April 1, 2009

TIME WARNER INC.
By:	/s/ Edward B. Ruggiero
	Name:	Edward B. Ruggiero
	Title:	Senior Vice President and Treasurer

TW MEDIA HOLDINGS LLC
By:	/s/ Edward B. Ruggiero
	Name:	Edward B. Ruggiero
	Title:	Senior Vice President and Treasurer

ANNEX A
     The name, business address and present principal occupation or employment of each of the directors and executive officers of Time Warner Inc. are as set forth below. Except as indicated below, the business address for each executive officer and director is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America.
Executive Officers of Time Warner Inc.

Name	Principal Occupation
Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer
Edward I. Adler	Executive Vice President, Corporate Communications
Paul T. Cappuccio	Executive Vice President and General Counsel
Patricia Fili-Krushel	Executive Vice President, Administration
John K. Martin, Jr.	Executive Vice President and Chief Financial Officer
Carol A. Melton	Executive Vice President, Global Public Policy
Olaf Olafsson*	Executive Vice President
Directors of Time Warner Inc.

Name	Principal Occupation	Business Address

Herbert M. Allison, Jr.	President and Chief Executive Officer, Fannie Mae (government-sponsored entity to support U.S. housing and mortgage market	Fannie Mae 3900 Wisconsin Avenue N.W. Washington, DC 20016

James L. Barksdale	Chairman and President, Barksdale Management Corporation (private investment management)	Barksdale Management Corporation 800 Woodland Parkway, Suite 118, Ridgeland, MS 39157

Jeffrey L. Bewkes	Chairman of the Board and Chief Executive Officer, Time Warner (media entertainment)	N/A

Stephen F. Bollenbach	Former Co-Chairman and Chief Executive Officer of Hilton Hotels Corporation (hospitality)	N/A

Frank J. Caufield	Co-Founder and Partner Emeritus, Kleiner Perkins Caufield & Byers (venture capital firm)	Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

Robert C. Clark	Distinguished Service Professor, Harvard University (higher education)	Harvard Law School 1563 Massachusetts Avenue, Cambridge, MA 02138

Mathias Döpfner**	Chairman of the Board, Chief Executive Officer and Head of the Newspapers and International Divisions, Axel Springer AG (newspaper and magazine publishing)	Axel Springer AG Axel-Springer-Straße 65 10888 Berlin

Name	Principal Occupation	Business Address

Jessica P. Einhorn	Dean, Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University (higher education)	Paul H. Nitze School of Advanced International Studies (SAIS), The Johns Hopkins University 1740 Massachusetts Avenue, N.W., Washington, DC 20036

Reuben Mark	Former Chairman, Colgate-Palmolive Company (consumer products)	N/A

Michael A. Miles	Special Limited Partner, Forstmann Little & Company (private investment firm)	Forstmann Little & Company 767 Fifth Avenue New York, NY 10153

Kenneth J. Novack	Senior Counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC (law firm)	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, PC One Financial Center Boston, MA 02111

Richard D. Parsons	Former Chairman of the Board, Time Warner Inc. (media and entertainment)	N/A

Deborah C. Wright	Chairman of the Board, President and Chief Executive Officer Carver Bancorp, Inc. and Carver Federal Savings Bank (banking)	Carver Bancorp, Inc. 75 West 125th Street, New York, New York 10027

*	Citizen of the Republic of Iceland

**	Citizen of the Federal Republic of Germany

ANNEX B
     The name and present principal occupation or employment of each of the executive officers of TW Media Holdings are as set forth below. The business address for each executive officer is c/o Time Warner Inc., One Time Warner Center, New York, New York 10019. Except as indicated below, each person is a citizen of the United States of America. TW Media Holdings LLC does not have any directors.
Executive Officers of TW Media Holdings LLC

Name	Principal Occupation

Olaf Olafsson*	President
John K. Martin, Jr.	Executive Vice President and Chief Financial Officer

*	Citizen of the Republic of Iceland